
September 8, 2023

Andrey Kamenskiy
Chief Financial Officer
Mobile TeleSystems Public Joint Stock Company
4 Marksistskaya Street
Moscow 109147 Russian Federation

> **Re: Mobile TeleSystems Public Joint Stock Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 17, 2023**
> **File No. 001-15094**

Dear Andrey Kamenskiy:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Independent Auditor's Report, page F-3

1.　　We note that the audit report states that the Mobile TeleSystems PJSC and its subsidiaries (the "Group") financial statements were audited in accordance with International Standards on Auditing. Please revise your filing to include an audit report that complies with Instruction 2 to Item 8.A.2 of Form 20-F, which indicates that the financial statements of the issuer must be audited in accordance with the Standards of the Public Company Accounting Oversight Board ("PCAOB"). In this regard, we note that on page 160 of your Form 20-F, you include the audit report on the internal control over financial reporting of the Group as of December 31, 2022, and that opinion also refers to an audit, in accordance with the standards of the PCAOB, on the consolidated financial statements of the Group for the year ended December 31, 2022.

　　In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology